Exhibit 12

Carpenter Technology Corporation

Computations of Ratios of Earnings to Fixed Charges — unaudited

Five years ended June 30, 2005

(dollars in millions)

	2005		2004		2003		2002		2001
Fixed charges:
Interest costs(a)	$23.1		$23.8		$31.1		$34.9		$41.1
Interest component of non-capitalized lease rental expense(b)	2.6		2.7		3.8		4.0		4.2

Total fixed charges	$25.7		$26.5		$34.9		$38.9		$45.3

Earnings as defined:
Income (loss) before income taxes and cumulative effect of accounting change	$190.0		$49.7		$(22.9)		$(13.3)		$58.4
Less income from less-than-fifty - percent-owned entities, and add loss on sale of partial interest in less-than-fifty-percent owned entities	(0.9)		(1.0)		(0.6)		(0.4)		(0.3)
Fixed charges less interest capitalized	25.6		26.4		34.8		38.6		44.5
Amortization of capitalized interest	2.5		2.5		2.6		2.6		2.5

Earnings as defined	$217.2		$77.6		$13.9		$27.5		$105.1

Ratio of earnings to fixed charges	8.5	x	2.9	x	0.4	x	0.7	x	2.3	x

(a)	Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt issue costs.

(b)	One-third of rental expense which approximates the interest component of non-capitalized leases.